23003149

SEC Mail Processing

MAR 02 2023

Washington, DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/22 (MM/DD/YY) AND ENDING 02/28/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baron Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue
(No. and Street)

New York	NY	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Baron (212) 583-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Ronald Baron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baron Capital, Inc., as of February 28, 2023, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN & CEO

Title

Notary Public

COLLIN R RIGGS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01RI6437024
Qualified in NEW YORK County
Commission Expires AUGUST 01, 2026

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARON CAPITAL, INC.
(a wholly owned subsidiary of Baron Capital Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 28, 2023

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Baron Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Baron Capital, Inc. (the "Company") as of February 28, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of February 28, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2002.

EISNERAMPER LLP
New York, New York
April 28, 2023

BARON CAPITAL, INC.

Statement of Financial Condition
February 28, 2023

ASSETS	
Cash	$ 29,973,188
Other assets	624,767
	$ 30,597,955
LIABILITIES	
Due to affiliate	$ 15,891,880
Accrued expenses and other liabilities	6,616,132
Current taxes payable	129,681
	22,637,693
STOCKHOLDER'S EQUITY	
Common stock - $1.00 par value; 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	3,100,065
Retained earnings	4,860,097
	7,960,262
	$ 30,597,955

See notes to Statement of Financial Condition

BARON CAPITAL, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
February 28, 2023

NOTE A - THE COMPANY

Baron Capital, Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc. (the "Parent"), is a registered broker-dealer and the distributor of the shares of nineteen affiliated regulated investment companies operating pursuant to a distribution plan under Rule 12b-1 of the Investment Company Act of 1940. The Company also markets the offerings of affiliated private funds.

The Company is a member of affiliated entities under common control from which it derives 100% of its revenue. The Company shares office, administrative and occupancy expenses with its Parent and two affiliated corporations, BAMCO, Inc. ("BAMCO") and Baron Capital Management, Inc. ("BCM"). BAMCO and BCM are registered investment advisers under the Investment Advisers Act of 1940. The Company recognizes its share of such expenses based on a pro-rata allocation of these costs. These expenses are apportioned by a formula determined by management. The expenses and the operating results may not be indicative of what the results of operations would have been if the Company were a stand-alone entity and these differences could be material. The amount due to affiliate as of February 28, 2023 represents an intercompany payable. BAMCO is the lessee for the office space shared by the Company and its affiliates subject to lease agreements expiring on May 31, 2035.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash:

Cash is held at one major financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. In the event of a financial institution's insolvency, the recovery of deposits may be limited. The Company has not experienced any losses on such accounts.

[2] Use of estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

[3] Financial Instruments:

Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash and due to affiliate, accrued expenses and other liabilities and current taxes payable.

[4] Allowance for current expected credit losses:

In accordance with Accounting Standards Codification Topic 326, Financial Instruments-Credit Losses, the Company assessed certain financial assets measured at amortized cost for credit losses using a current expected credit loss methodology to estimate expected credit losses over the life of the financial asset based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company has concluded that there are currently no expected credit losses based on the nature and contractual life or expected life of the financial assets at February 28, 2023.

NOTE C - INCOME TAXES

The Company is subject to federal, state and local taxes. At February 28, 2023, the Company had no deferred tax assets or liabilities.

The Company's results from operations are included in the Parent's federal, state and local tax returns, which are filed on a consolidated basis in most jurisdictions. It is the Parent's policy to allocate a provision for income taxes to the Company based on the tax that would have been determined on a separate tax return basis. BAMCO paid most of the income taxes for the benefit of the Company and the payments are included in the intercompany payable. New York State is currently examining the consolidated tax returns for years ended February 29, 2016, February 28, 2017 and February 28, 2018. The State of Illinois is currently examining the consolidated tax returns for years ended February 28, 2018, February 28, 2019, February 29, 2020 and February 28, 2021.

NOTE D – ACCRUED EXPENSES AND OTHER LIABILITIES

Included in accrued expenses and other liabilities are $6,350,000 of distribution fees payable to various brokers, dealers or other financial intermediaries.

NOTE E - PROFIT-SHARING PLAN

The Company maintains a defined contribution profit-sharing plan (the "Plan"). BCM and BAMCO also participate in the Plan. The expense is allocated to the Company by a formula determined by management. The Plan provides for profit-sharing and safe harbor contributions. All employees who have completed one thousand hours of service within the Plan year, are employed by the Company on the last day of the Plan year and have attained 21 years of age are eligible to participate in the profit-sharing contribution. The profit-sharing contribution percentage is determined at the discretion of senior management. In addition, all employees are eligible for a 3% safe harbor contribution. Plan contributions are based on the compensation of the participants and are fully vested.

NOTE F - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At February 28, 2023, the Company had net capital of $7,335,495, which is $5,826,315 in excess of its required net capital of $1,509,180. The Company's ratio of aggregate indebtedness to net capital was 3.09 to 1.

NOTE G - RELATED PARTY TRANSACTIONS

The Company acts as the distributor of the shares of nineteen affiliated regulated investment companies. Pursuant to Rule 12b-1 of the Investment Company Act of 1940.

Due to affiliate includes amounts owed to a related party for office, administrative, and occupancy expenses.